UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On December 5, 2025, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), entered into a Warrants Cancellation and Exchange Agreement, dated as of December 5, 2025 (the “Warrant Exchange Agreement”), between the Company and each of certain investors (collectively, the “Warrant Investors”). The Warrant Exchange Agreement provides for (i) the surrender and cancellation of each of the warrants previously issued to the Warrant Investors on July 25, 2025 (the “July 2025 Warrants”) pursuant to the Securities Purchase Agreement, dated as of July 22, 2025, by and between the Company and the Warrant Investors (the “July 2025 Securities Purchase Agreement”), and (ii) the exchange of the July 2025 Warrants for the new warrants (collectively, the “New 2025 Warrants”) to purchase the Company’s Class A ordinary shares with a nominal value of $0.0035 each (“Class A Ordinary Shares”), pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended.

The July 2025 Warrants that were surrendered and exchanged under the Warrant Exchange Agreement consisted of (i) pre-funded warrants to purchase an aggregate of 475,267 Class A Ordinary Shares at an exercise price of $0.0035 per share (“Old Pre-Funded Warrant”); (ii) warrants to purchase an aggregate of 1,622,330 Class A Ordinary Shares at an exercise price of $4.926 per share (the “$4.926 Warrants”); and (iii) warrants to purchase an aggregate of 811,165 Class A Ordinary Shares at an exercise price of $9.852 per share (the “$9.852 Warrants”). The New 2025 Warrants consist of the following: (i) pre-funded warrants to purchase an aggregate of 475,267 Class A Ordinary Shares at an exercise price of $0.0035 per share (the “New Pre-Funded Warrants”), (ii) warrants to purchase an aggregate of 1,622,330 Class A Ordinary Shares at an exercise price of $3.50 per share (the “$3.50 Warrants”), and (ii) warrants to purchase an aggregate of 811,165 Class A Ordinary Shares at an exercise price of $5.00 per share (the “$5.00 Warrants”). Each of the New Pre-Funded Warrants was issued in exchange for the respective Warrant Holder’s Old Pre-funded Warrant; each of the $3.50 Warrants was issued in exchange for the respective Warrant Holder’s $4.926 Warrant; and each of the $5.00 Warrants was issued in exchange for the respective Warrant Holder’s $9.852 Warrant. Each of the New 2025 Warrants is exercisable for the same number of Class A Ordinary Shares as the respective July 2025 Warrants.

The $3.50 Warrants and the 5.00 Warrants may be exercised until July 28, 2025, which is the same date that the $4.926 Warrants and the $9.852 Warrants would have terminated; and the New Pre-Funded Warrants, like the Old Pre-Funded Warrants, may be exercised until exercised in full. Like the July 2025 Warrants, each of the New 2025 Warrants may not be exercised to the extent that, after giving effect to such exercise, its holder (together with any of its affiliates) would beneficially own in excess of 4.99% (the “2025 Warrants Beneficial Ownership Limitation”) of Class A Ordinary Shares outstanding immediately after giving effect to such exercise. The 2025 Warrants Beneficial Ownership Limitation may be raised or lowered to any other percentage not in excess of 9.99%, at the option of each holder, provided that any increase will only be effective upon 61 days’ prior written notice to the Company. The exercise prices of the New 2025 Warrants are subject to customary adjustments.

Each of the $3.50 Warrants and the $5.00 Warrants may be exercised to purchase pre-funded warrants in lieu of Class A Common Shares at the applicable exercise price less $0.0035 per Class A Ordinary Share. The New 2025 Warrants may not be exercised on a cashless exercise basis. The New 2025 Warrants do not contain certain provisions requiring payments to the Warrant Investors for failure to deliver Class A Ordinary Shares within a certain period upon exercise of the New 2025 Warrants. In addition, certain provisions providing certain other rights to the warrant holders that were contained in the July 2025 Warrants are omitted from or reduced in the New 2025 Warrants.

If all of the New 2025 Warrants were exercised, the Company would receive aggregate gross proceeds of approximately $9,735,643. The Company intends to use such proceeds, if and when received, for working capital and general corporate purposes.

Prior to the entry into the Warrant Exchange Agreement and the July 2025 Securities Purchase Agreement, there were no material relationships between the Company or any of the Company’s affiliates, including any director or officer of the Company, or any associate of any director or officer of the Company, and the Warrant Investors.

The forms of the New Pre-Funded Warrants, the $3.50 Warrants, the $5.00 Warrants, and the Warrant Exchange Agreement are furnished as Exhibit 4.1, Exhibit 4.2, Exhibit 4.3, and Exhibit 10.1 to this Report on Form 6-K, and the description above is qualified in its entirety by reference to the full text of such exhibits.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-287226, 333-289429, 333-286198, 333-286202, 333-251990, 333-264714, and 333-276880) and Form S-8 (File Nos. 333-258543 and 333-291732) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
4.1	Form of Pre-Funded Ordinary Shares Purchase Warrant
4.2	Form of Ordinary Shares Purchase Warrant
4.3	Form of Ordinary Shares Purchase Warrant
10.1	Form of Warrants Cancellation and Exchange Agreement, dated as of December 5, 2025, between Fusion Fuel Green PLC and the other parties signatory thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: December 5, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer